Mail Stop 4561

October 13, 2009

Todd Spartz, Chief Financial Officer
Selectica, Inc.
1740 Technology Drive, Suite 460
San Jose, California 95110

>   **Re: Selectica, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 13, 2009**
>   **File No. 000-29637**

Dear Mr. Spartz:

    We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: <u>Via Facsimile (650) 321-2800</u>
       Paul E. Sieminski, Esq.
       Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP